

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 23, 2016

J. Douglas Williams
Chief Executive Officer
Cotiviti Holdings, Inc.
115 Perimeter Center Place
Suite 700
Atlanta, GA 30346

      Re: Cotiviti Holdings, Inc.
               Registration Statement on Form S-1
               Filed November 17, 2016
               File No. 333-214685

Dear Mr. Williams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any questions.

               Sincerely,

               /s/ Lisa M. Kohl for

               Mara L. Ransom
               Assistant Director
               Office of Consumer Products

cc: Alexander D. Lynch, Esq.